FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2009

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No  X
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “AstraZeneca’s Partner, MAP Pharmaceuticals, announces Phase III study of Unit Dose Budesonide in children with asthma did not meet primary endpoints”, dated 24 February 2009.

2.	Press release entitled, “AstraZeneca to participate in tentative FDA Psychopharmacologic Drugs Advisory Committee”, dated 25 February 2009.

3.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 25 February 2009.

4.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 25 February 2009.

5.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4 ”, dated 26 February 2009.

6.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4 “, dated 26 February 2009.

7.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 26 February 2009.

8.	Press release entitled, “AstraZeneca receives FDA complete response letter on SEROQUEL XR for Generalised Anxiety Disorder”, dated 27 February 2009.

9.	Press release entitled, “AstraZeneca PLC Board change”, dated 27 February 2009.

10.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 27 February 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 3 March 2009	By:	/s/ Justin Hoskins
		Name:	Justin Hoskins
		Title:	Deputy Company Secretary

Item 1

ASTRAZENECA’S PARTNER, MAP PHARMACEUTICALS, ANNOUNCES PHASE III STUDY OF UNIT DOSE BUDESONIDE IN CHILDREN WITH ASTHMA DID NOT MEET PRIMARY ENDPOINTS

MAP Pharmaceuticals, Inc. announced yesterday that its initial Phase III clinical trial of Unit Dose Budesonide (UDB) for the potential treatment of children with asthma did not meet its co-primary endpoints: asthma control as assessed by changes from baseline in night-time and daytime composite symptom scores, in either of the doses evaluated when compared with placebo.

AstraZeneca will work with MAP Pharmaceuticals to conduct further analyses of these data to determine appropriate next steps for the programme.

AstraZeneca and MAP Pharmaceuticals have a collaboration agreement to develop and commercialise UDB.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

About MAP Pharmaceuticals
MAP Pharmaceuticals is dedicated to developing and commercialising new therapies for children and adults suffering from chronic conditions that are not adequately treated by currently available medicines. The company has two product candidates in Phase III clinical development. Unit Dose Budesonide is being developed in collaboration with AstraZeneca for the potential treatment of asthma in children, and MAP0004 is being developed for the potential treatment of migraine. In addition, MAP Pharmaceuticals generates new pipeline opportunities by applying its proprietary drug particle and inhalation technologies to enhance the therapeutic benefits of proven drugs, while minimising risk, by capitalising on their known safety, efficacy and commercialisation history.  Additional information about MAP Pharmaceuticals can be found at www.mappharma.com

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 20 7304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Media Enquiries US:
Emily Denney	+1 302 885 3451	mob: +1 302 897 4953

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

24 February 2009
- ENDS -

Item 2

ASTRAZENECA TO PARTICIPATE IN TENTATIVE FDA PSYCHOPHARMACOLOGIC DRUGS ADVISORY COMMITTEE

AstraZeneca has been informed that the U.S. Food and Drug Administration (FDA) Psychopharmacologic Drugs Advisory Committee (PDAC) has been tentatively scheduled to meet on 8 April 2009. AstraZeneca has been advised that at its meeting, the PDAC will discuss the safety and efficacy of supplemental new drug applications (sNDA) for SEROQUEL XR proposed for the treatment of major depressive disorder (MDD) and generalised anxiety disorder (GAD).

AstraZeneca fully supports the work of the FDA in conducting a full review of the potential benefits and risks of SEROQUEL XR in the treatment of major depressive disorder and generalised anxiety disorder.

SEROQUEL XR, a once-daily, extended release formulation of SEROQUEL, was approved in the U.S. in 2007 for the acute and maintenance treatment of schizophrenia in adult patients and in October 2008 for the acute treatment of the depressive episodes associated with bipolar disorder, the manic and mixed episodes associated with bipolar I disorder, and the maintenance treatment of bipolar I disorder as adjunctive therapy to lithium or divalproex.  These FDA approved indications are not scheduled to be part of this PDAC meeting.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Media Enquiries US:
Michele Meeker	+1 302 885 6351
Kirsten Evraire	+1 302 885 0435

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

25 February 2009

- ENDS -

Item 3

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 24 February 2009, the interest of the following individuals, who are all persons discharging managerial responsibilities, in AstraZeneca PLC Ordinary Shares of $0.25 each, changed as detailed below.  The change in interest relates to the vesting of previously announced awards made in February 2006 under the AstraZeneca Deferred Bonus Plan whereby the individuals concerned have now become beneficially entitled to the shares.  In each case, sufficient shares were withheld to cover certain tax obligations arising on the vesting.

Name	Number of Shares Vested	Number of Shares Withheld	Net Number of Shares
Bruno Angelici	2,448	1,004	1,444
Jan Lundberg	2,059	1,195	864

The closing market price of AstraZeneca PLC Ordinary Shares of $0.25 each on 24 February 2009 was 2415 pence.

A C N Kemp
Company Secretary
25 February 2009

Item 4

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 24 February 2009, the interest of the following Directors in AstraZeneca PLC Ordinary Shares of $0.25 each changed as detailed below.  The change in interest relates to the vesting of previously announced awards made in February 2006 under the AstraZeneca Deferred Bonus Plan whereby the individuals concerned have now become beneficially entitled to the shares.  In each case, sufficient shares were withheld to cover certain tax obligations arising on the vesting.

Name of Director	Number of Shares Vested	Number of Shares Withheld	Net Number of Shares	Current Holding	Percentage of Issued Share Capital
David R Brennan	6,352	2,605	3,747	See below	See below
John Patterson	6,623	2,716	3,907	152,446	0.01%

Mr Brennan has interests in both the Ordinary Shares and the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

As a result of this transaction, Mr Brennan’s interest is now 393,369 Ordinary Shares and 116,689 AstraZeneca ADSs, which together represent approximately 0.035% of the Company’s issued ordinary capital.

The closing market price of AstraZeneca PLC Ordinary Shares of $0.25 each on 24 February 2009 was 2415 pence.

A C N Kemp
Company Secretary
25 February 2009

Item 5

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 25 February 2009, the following Directors acquired an interest in the USD0.25 Ordinary Shares of AstraZeneca PLC.  The interest arises as a result of the previously disclosed arrangements relating to the payment of annual bonuses for 2008 whereby each individual is required to defer a portion of the bonus earned into shares for a period of three years.  The shares were allocated at a price of 2400 pence per share.  The individuals will become beneficially entitled to these shares on 25 February 2012.

Name	Number of shares allocated	Total interest in shares after this allocation	Percentage of shares in issue
S Lowth	9,775	85,967	0.006%
J S Patterson	7,256	159,702	0.011%

A C N Kemp
Company Secretary
26 February 2009

Item 6

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that the interest of David R. Brennan, a Director of the Company, in the shares of AstraZeneca PLC has changed as detailed below.  Mr Brennan has interests in both the Ordinary Shares and the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

On 25 February 2009, Mr Brennan received an allocation of 17,992 Ordinary Shares under the previously disclosed arrangements relating to his annual bonus for 2008 whereby he is required to defer a portion of the bonus earned into shares for a period of three years.  The shares were allocated at a price of 2400 pence per share.  Mr Brennan will become beneficially entitled to these shares on 25 February 2012.

On 25 February 2009, Mr Brennan received scheduled distributions out of the AstraZeneca US Executive Deferral Plan and the AstraZeneca US Executive Deferred Compensation Plan, unitised stock funds established in 2000 and 2005 respectively, in which Mr Brennan, in common with other participating US executives, is deemed to have a notional interest in ADSs calculated by reference to the fund value and the closing price of AstraZeneca ADSs.  Following this scheduled distribution on 25 February 2009, Mr Brennan had a notional interest in 36,105 ADSs within the AstraZeneca US Executive Deferral Plan by reference to the closing price of ADSs on 25 February 2009 of US$33.95. Mr Brennan’s interest in ADSs within the AstraZeneca US Executive Deferred Compensation Plan has reduced to zero as a result of this distribution.

Immediately prior to the above transactions, Mr Brennan had an interest in 393,369 Ordinary Shares and 116,689 AstraZeneca ADSs.  As a result of these transactions, Mr Brennan’s interest is now 411,361 Ordinary Shares and 76,364 AstraZeneca ADSs, including the notional interest in ADSs in the AstraZeneca US Executive Deferral Plan referred to above.  This interest represents approximately 0.034% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
26 February 2009

Item 7

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 25 February 2009, the following individuals, who are all persons discharging managerial responsibilities, acquired an interest in the USD0.25 Ordinary Shares of AstraZeneca PLC or, in the case of L Tetrault and A Zook, in the Company’s American Depositary Shares (ADSs).  One ADS equals one Ordinary Share.  The interest arises as a result of the previously disclosed arrangements relating to the payment of annual bonuses for 2008 whereby each individual is required to defer a portion of the bonus earned into shares for a period of three years.  The shares are awarded under the terms of the AstraZeneca Deferred Bonus Plan.  The individuals will become beneficially entitled to these shares on 25 February 2012.

Name	Number of shares allocated	Award price per share
B Angelici	2,680	2400p
J Lundberg	2,593	2400p
D Smith	2,535	2400p
L Tetrault	3,432	US$33.95
A Zook	5,050	US$33.95

A C N Kemp
Company Secretary
26 February 2009

Item 8

ASTRAZENECA RECEIVES FDA COMPLETE RESPONSE LETTER ON SEROQUEL XR FOR GENERALISED ANXIETY DISORDER

AstraZeneca today announced the company has received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (FDA) asking for additional information for the supplemental New Drug Application (sNDA) for SEROQUEL XR (quetiapine fumarate) Extended Release Tablets for the treatment of Generalised Anxiety Disorder (GAD) in adult patients.

AstraZeneca is evaluating the contents of the CRL and the proposed labelling revisions.  AstraZeneca announced on 25 February 2009 that the company had been advised by the FDA that the Psychopharmacologic Drugs Advisory Committee (PDAC) is tentatively scheduled to meet on 8 April 2009 to discuss the safety and efficacy of sNDAs for SEROQUEL XR proposed for the treatment of major depressive disorder (MDD) and GAD.

An update to AstraZeneca investors will be provided when appropriate.

SEROQUEL XR, a once-daily, extended release formulation of SEROQUEL (quetiapine fumarate), was approved in the U.S. in 2007 for the acute and maintenance treatment of schizophrenia in adult patients and in October 2008 for the acute treatment of the depressive episodes associated with bipolar disorder, the manic and mixed episodes associated with bipolar I disorder, and the maintenance treatment of bipolar I disorder as adjunctive therapy to lithium or divalproex.  The CRL does not change the current recommendations for the treatment of patients taking SEROQUEL XR or SEROQUEL for approved indications in schizophrenia and bipolar disorder.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Media Enquiries US:
Kirsten Evraire	+1 302 885 0435
Abigail Baron	+1 302 885 3578

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

27 February 2009

- ENDS -

Item 9

ASTRAZENECA PLC BOARD CHANGE

AstraZeneca today announced that Håkan Mogren, Non-Executive Deputy Chairman of AstraZeneca PLC, will retire from the Board at the close of the company’s AGM on 30 April 2009.

Louis Schweitzer, Chairman of AstraZeneca PLC, said: “As Chief Executive Officer of Astra AB, and subsequently Deputy Chairman of AstraZeneca, Håkan has made an excellent contribution to our business.  He was instrumental in the formation of AstraZeneca and has brought a wealth of experience and sound judgement to our Board decisions.  His fellow Directors and I thank him for his distinguished contribution to the company over two decades and wish him a long and very happy retirement.”

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

27 February 2009

- ENDS -

Item 10

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 27 February 2009 the issued share capital of AstraZeneca PLC with voting rights is 1,447,644,517 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,447,644,517.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
27 February 2009